Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share (Unaudited)

For the Three and Nine Months Ended September 30, 2007 and 2006

(Amounts in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Basic - assumes no dilution:
Net income for the period	$18,322	$19,307	$64,756	$70,053
Weighted average number of common shares outstanding during the period	43,288	43,006	43,210	42,997

Net income per share – basic	$0.42	$0.45	$1.50	$1.63

Diluted - assumes full dilution:
Net income for the period	$18,322	$19,307	$64,756	$70,053
Interest expense, net of tax, on dilutive Senior Convertible Notes	—	200	279	1,149

Adjusted net income for the period	$18,322	$19,507	$65,035	$71,202

Weighted average number of common shares outstanding during the period	43,288	43,006	43,210	42,997
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	202	82	259	91
Common stock units related to Deferred Equity Compensation Plan for Directors	224	220	224	220
Common stock units related to Deferred Compensation Plan for Employees	218	149	218	149
Restricted common stock units related to Incentive Compensation Plan	336	262	336	262
Weighted average number of common equivalent shares to reflect the dilutive effect of Senior Convertible Notes	—	1,283	593	2,304

Total common and common equivalent shares adjusted to calculate diluted earnings per share	44,268	45,002	44,840	46,023

Net income per share – diluted	$0.41	$0.43	$1.45	$1.55